

July 12, 2012

Via U.S. Mail
Mr. Richard Elliot-Square
President and Chief Executive Officer
TagLikeMe Corp.
6060 North Central Expressway, Suite 560
Dallas, TX 75206

> **Re:** **TagLikeMe Corp.**
> **Form 8-K**
> **Filed June 29, 2012**
> **File No. 0-52139**

Dear Mr. Elliot-Square:

      This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that it appears that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As a result, you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587 and Sections 2.01(f) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

      If you have any questions regarding these comments, please direct them to Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611.

Sincerely,

H. Roger Schwall
Assistant Director